UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009.

ROCKWELL COLLINS
Retirement Savings
Plan

Rockwell Collins, Inc.
(Exact name of registrant as specified in its charter)

Delaware	52-2314475
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

400 Collins Road NE	52498
Cedar Rapids, Iowa	(Zip Code)
(Address of principal executive offices)

Registrant's telephone number, including area code: (319) 295-6835
(Office of the Corporate Secretary)

Rockwell Collins Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2009 and 2008, Supplemental Schedule as of December 31, 2009 and Report of Independent Registered Public Accounting Firm

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2009	15

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4445
Fax: +1 612 397 4450
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Rockwell Collins Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Rockwell Collins Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota
June 25, 2010

Member of
Deloitte Touche Tohmatsu

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS:
Investments at fair value:
Rockwell Collins Defined Contribution Master Trust:
Participant-directed investments	$1,096,324,504	$765,369,305
Partially nonparticipant-directed investment -
Rockwell Collins Stock Fund	360,257,812	243,504,542
Participant loan fund	26,782,070	21,992,601
Total investments	1,483,364,386	1,030,866,448

Plan receivables:
Participant contribution receivable	3,245,301	-
Employer:
Matching contribution receivable	1,747,294	-
Retirement contribution receivable	1,089,865	-
Total receivables	6,082,460	-

Total assets	1,489,446,846	1,030,866,448

LIABILITIES:
Accrued expenses	(274,865)	(111,042)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,489,171,981	1,030,755,406

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	2,049,200	5,875,171

NET ASSETS AVAILABLE FOR BENEFITS	$1,491,221,181	$1,036,630,577

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

Investment income (loss):
Plan interest in net investment income (loss) of Rockwell Collins Defined Contribution Master Trust	$330,047,129	$(507,974,499)
Interest from participant loan fund	1,510,452	1,639,276
Total investment income (loss)	331,557,581	(506,335,223)

Contributions:
Participants	99,165,168	99,689,887
Employer:		-
Matching contributions	50,663,853	50,058,595
Retirement contributions	33,681,830	35,615,260
Rollovers	3,462,508	4,997,495
Total contributions	186,973,359	190,361,237

Other income	-	199,955

Total investment income (loss), contributions, and other income	518,530,940	(315,774,031)

Deductions:
Payments to participants or beneficiaries	(62,368,472)	(66,725,487)
Deemed distributions and loan defaults	(1,210,707)	(915,943)
Administrative expenses	(892,538)	(202,997)
Total deductions	(64,471,717)	(67,844,427)

Transfers:
Net transfers between affiliated plans	-	181,275
Transfers in from Plan merger	531,381	10,104,498
Total transfers	531,381	10,285,773

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	454,590,604	(373,332,685)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	1,036,630,577	1,409,963,262

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$1,491,221,181	$1,036,630,577

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF PLAN

This brief description of the Rockwell Collins Retirement Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

Rockwell Collins, Inc. (the “Company” or the “Plan Administrator”) maintains two defined contribution savings plans in the U.S. for the benefit of its employees.  The investment assets of these plans are held and administered by the Rockwell Collins Defined Contribution Master Trust (the “Master Trust”).  These plans are the Rockwell Collins Retirement Savings Plan and the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees.  Each of the participating plans has an interest in the net assets of the Master Trust and changes therein.  The Master Trust provides segregated accounting for each plan and exists primarily to allow a single investment fund for the participants in the common stock of the Company at an administrative cost less than if each plan had a separate fund.

The Plan has a payment option related to the investments in Company stock to reflect an Employee Stock Ownership Plan feature as defined by the Internal Revenue Code (“IRC”).  This option allows the participants whose accounts hold shares in the Rockwell Collins Stock Fund to either receive the dividends paid on these shares in cash as taxable compensation or to have the dividends reinvested in the Plan with taxes deferred.  Participants are offered the opportunity to elect their choice of treatment regarding dividends paid on Company stock held in the Plan, with dividend reinvestment as the default.  Participants may change this election at any time.

General – The Plan is a defined contribution plan sponsored by the Company.  Substantially all U.S. based salaried, hourly and certain union employees are eligible to participate in the Plan immediately upon hire.  The Rockwell Collins Employee Benefit Plan Committee controls and manages the operation and administration of the Plan.  The assets are held in custody with Fidelity Management Trust Company (the “Trustee”).  The Employee Benefit Plan Committee of the Company selects the investment options available to participants.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions – The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 50 percent of eligible compensation.  Participant contributions can be made either pre-tax, up to IRC specified limits, or after-tax.  However, pre-tax contributions by highly compensated participants are limited to 20 percent of the participant’s eligible compensation.  Participants age 50 and over are allowed to contribute an additional amount as pre-tax catch-up contributions to the Plan, as specified in the IRC.

The Company contributes an amount equal to 75 percent of the first eight percent of eligible compensation contributed by participants.  The Company contributed an amount equal to 50 percent of the first six percent of eligible compensation to participants in the Rockwell Collins Simulation and Training Solutions unit through September 25, 2009.  Beginning September 26, 2009, the Company match for participants in the Rockwell Collins Simulation and Training Solutions divisions changed to an amount equal to 75 percent of the first eight percent of eligible compensation contributed by participants, consistent with the other participants in the Plan.  Company matching contributions are not made on the catch-up contributions discussed above.  Participant contributions are allocated according to the fund choices of the participant while Company matching contributions are made to the Rockwell Collins Stock Fund.  Participants may elect to transfer all or a portion of their balances in the Rockwell Collins Stock Fund to any of the available investment alternatives at any time.

Employees hired after October 1, 2006 are automatically enrolled in the Plan with a two percent pre-tax contribution rate.  For those participants that do not select an investment option, participant contributions are made to the Fidelity Freedom Fund closest to the date the participant reaches age 65.  Participants may elect to change their contribution rate or transfer all or a portion of their balances to any of the available investment alternatives at any time.

Beginning October 1, 2006, the Plan added a Company retirement contribution.  The Company retirement contribution is calculated as a percentage of eligible compensation based on points corresponding to age plus years and months of credited service as follows:

Points	Contribution %

0 - 34	0.5%
35 - 44	1.0%
45 - 54	2.0%
55 - 64	3.5%
65 - 74	5.0%
75 & over	6.0%

Company retirement contributions are invested in the same fund choices, and in the same percentages, as the participant’s contributions to the Plan.

Participant Accounts – Individual accounts are maintained for each Plan participant.  Each participant’s account is increased for the participant’s contribution, the Company’s matching contribution, the Company retirement contribution and an allocation of Plan earnings.  Each participant’s account is decreased for withdrawals, directly attributable expenses (such as loan fees) and an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day.  However, voting rights are extended to participants in proportion to their interest in Rockwell Collins, Inc. common stock held in the Rockwell Collins Stock Fund.  Participants’ accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

Investments – Participants may elect to have participant contributions made to any of the funds that are available to participant contributions in one percent increments.  Participants may change such investment elections on a daily basis.  If a participant does not have an investment election on file, contributions will be made to the Fidelity Freedom Fund closest to the date the participant reaches age 65.

Investment options available to participants to direct the investment of their account balances and future contributions include various mutual funds, common collective trust funds, and the following stock fund specific to the Plan:

Rockwell Collins Stock Fund – Invests principally in the common stock of Rockwell Collins, Inc. and may hold cash.  Participants may elect to transfer all or a portion of their balances in the Rockwell Collins Stock Fund to any of the various fund alternatives at any time.

Vesting – Each participant is fully vested at all times in the portion of a participant’s account that relates to the participant’s contributions and earnings thereon.  Vesting in the Company contribution portion of participant accounts plus actual earnings thereon is based on years of vested service.  Generally, a participant is 100 percent vested after three years of vested service or when the participant reaches age 55.

Participant Loans – Loans may be obtained from the balance of a participant’s account in amounts not less than $1,000 and not greater than the lesser of $50,000 reduced by the participant’s highest outstanding loan balance during the 12-month period before the date of the loan or 50 percent of the participant’s vested account balance less any outstanding loans.  Participants may have up to two outstanding loans at a time.  Loans are collateralized by the remaining balance in the participant’s account.  Interest is charged at a rate equal to the prime rate plus one percent on the last day of the month before the loan is requested.  Loan repayments of principal and interest are collected through payroll deductions over terms of 12, 24, 36, 48, or 60 months or up to 120 months for the purchase of a primary residence, or repaid in full at any time.  Payments of principal and interest are credited to the participant’s account.

The Plan has loans outstanding with terms that differ from those above as a result of previous acquisitions made by the Company that had 401(k) plans that were merged into the Plan.  Such loans will continue under their original terms until repaid.

A deemed distribution results when a participant, who is classified as an active employee, has defaulted on a loan.  Loan defaults occur when a participant, who is no longer an active employee, defaulted on a loan or received an actual distribution that was offset by the loan amount.

Rollovers – Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Payment of Benefits – Active participants may withdraw certain amounts from their account.  The funds available for participants under age 59-1/2 are funds in after tax, rollover, and Company matching sources.  Participants may also withdraw pre-tax sources if they meet the requirements for a hardship withdrawal.  At age 59-1/2 all vested sources may be withdrawn, except for retirement contribution sources.  Participant vested amounts are payable upon retirement, death, or other termination of employment.

Upon retirement or termination after reaching age 55, participants may elect to receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum or in annual installment payments for up to 10 years, subject to the distribution rules of the IRC.

Upon termination of employment other than retirement prior to reaching age 55, participants may receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum, subject to the distribution rules of the IRC or the balance may remain in the Plan without further contributions.

Forfeited Accounts – The non-vested portion of a participant’s account is forfeited when certain terminations described in the Plan occur.  Forfeitures remain in the Plan and are used to reduce the Company’s contributions to the Plan.  The Plan contains specific break in service provisions that enable a participant’s account to be restored upon re-employment and fulfillment of certain requirements.  At December 31, 2009 and 2008, forfeited non-vested accounts totaled $294,739 and $259,080, respectively.  During the years ended December 31, 2009 and 2008, Company contributions were reduced by $736,159 and $792,549, respectively, from forfeited non-vested accounts.

Plan Termination – Although the Company has not expressed any intent to terminate the Plan, the Company has the authority to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA.  In the event that the Plan is terminated, each participant’s account will be fully vested.  Benefits under the Plan will be provided solely from Plan assets.

Acquisitions – During December 2009, the Company acquired AR Group, Inc. (Air Routing).  The employees of Air Routing, who participated in the Air Routing 401(k) Plan, became eligible to participate in the Plan on June 1, 2010.

During May 2009, the Company acquired DataPath.  The employees of DataPath, who participated in the DataPath 401(k) Plan, became eligible to participate in the Plan on January 1, 2010.

During November 2008, the Company acquired SEOS.  U.S. based employees of SEOS, who participated in the SEOS 401(k) Plan, became eligible to participate in the Plan on January 1, 2009.  In connection with the acquisition of SEOS, the Plan received transfers from the SEOS 401(k) Plan of $531,381 on May 13, 2009.

During April 2008, the Company acquired Athena Technologies, Inc. ("Athena").  The employees of Athena, who participated in the Athena 401(k) Plan, became eligible to participate in the Plan on April 5, 2008.  In connection with the acquisition of Athena, the Plan received transfers from the Athena 401(k) Plan of $3,686,644 on July 31, 2008.

During August 2007, the Company acquired Information Technology and Applications Corporation (“ITAC”).  The employees of ITAC, who participated in the ITAC 401(k) Plan, became eligible to participate in the Plan on August 13, 2007.  In connection with the acquisition of ITAC, the Plan received transfers from the ITAC 401(k) Plan of $6,417,854 on January 31, 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Guidance – In June 2009, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“Codification”).  The purpose of the Codification is to provide a single source of authoritative generally accepted accounting principles.  The Plan adopted the Codification for the year ended December 31, 2009.  As the Codification was not intended to alter existing accounting principles, the adoption of the Codification did not affect the Plan’s financial statements.

In April 2009, the FASB issued guidance for estimating fair value when the volume and level of activity for an asset or liability has significantly decreased.  The guidance also requires disclosure of the fair value of assets and liabilities to be disaggregated by nature and risk.  The Plan adopted this guidance for the year ending December 31, 2009.  The adoption of the guidance had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits, but did require additional disclosures which are included in Note 4.

In September 2009, the FASB issued guidance that expands the required disclosures for certain investments with a reported net asset value (NAV).  The Plan adopted this guidance for the year ending December 31, 2009.  The adoption of the guidance had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits, but did require additional disclosures which are included in Note 3.

In January 2010, the FASB issued guidance related to disclosures of fair value measurements.  This guidance will require the Plan to disclose transfers in and transfers out of Level 1 and Level 2 fair value measurements on a gross basis.  The reason for any transfers will also need to be disclosed.  In addition, this guidance will require the Plan to disclose purchases, sales, issuances, and settlements of Level 3 fair value measurements on a gross basis.  The guidance will be effective for the Plan for the year ending December 31, 2010, except for the guidance related to Level 3 fair value measurements.  The guidance for Level 3 fair value measurements is effective for the Plan for the year ending December 31, 2011.  The Plan does not believe there will be a material impact on the disclosures required as a result of adopting this guidance.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  The Rockwell Collins Stock Fund is stated at fair value based on the underlying Rockwell Collins, Inc. common stock, which is valued at quoted market prices, and also includes cash.  Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments, which are generally readily marketable.  The common collective trust fund with underlying investments in investment contracts is valued at the fair market value of the underlying investments and then adjusted by the issuer to the contract value for those investment contracts that are fully benefit-responsive.  Participant loans are valued at the outstanding loan balances, which approximate fair value.

In accordance with the FASB’s standards related to Investment Companies and Plan Accounting for Defined Contribution Pension Plans, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value.  The statements of changes in net assets available for benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned.  Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses – Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.  Expenses are allocated to the participants as a percentage of their account balance.  For the year ended December 31, 2008, the Trustee provided the Plan Administrator with a service credit that can be used by the Plan to offset the cost of Trustee provided services.  For the year ended December 31, 2008, the Plan received a service credit of $25,297, which was used to offset Trustee administrative expenses incurred during those years and is recorded within other income.  The Plan received no such service credit for the year ended December 31, 2009.

For the year ending December 31, 2008, in addition to a service credit, the Trustee provided the Plan Administrator with an expense credit of $174,658 that was used by the Plan to offset third party expenses such as audit and legal fees and is recorded within other income.  The Plan received no such expense credit for the year ended December 31, 2009.

Payment of Benefits – Benefit payments are recorded when paid.  There were no account balances of participants who had elected to withdraw from the Plan but have not been paid at December 31, 2009 and 2008.

Net Transfers Between Affiliated Plans – Along with this Plan, the Company also sponsors a 401(k) plan for bargaining unit employees.  If employees change their status between bargaining unit and nonbargaining unit during the year, their account balances are transferred into the corresponding plan.  For the years ended December 31, 2009 and 2008, net transfers between affiliated Plans were $0 and $181,275, respectively.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.	DEFINED CONTRIBUTION MASTER TRUST

As of December 31, 2009 and 2008, the Plan’s investment assets, with the exception of the Participant Loan Fund, are held in the Master Trust account at the Trustee.  This Plan participates in the Master Trust along with the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees (collectively, the “participating plans”).  Each of the participating plans has an interest in the net assets of the Master Trust and changes therein.  The Trustee maintains supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans.

The Master Trust investments are valued at fair value at the end of each day.

The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan investment fund based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The Master Trust holds an investment in a collective trust fund (the “Fund”) sponsored by the Trustee that is a stable value fund.  The beneficial interest of each participant in the net assets of the Fund is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (“NAV”) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Fair Value Measurements of Investments in Certain Entities that Calculate Net Asset Value per  Share — The Fund’s fair value is estimated using net asset value per share and invests in insurance contracts, fixed income securities, and money market funds to provide daily liquidity.  The strategy of this fund is to provide participants with income while maintaining stability of principal.  As of December 31, 2009, the Fund had a fair value of $151,495,935 and an unfunded commitment of $0.  Funds may be redeemed immediately and no other redemption restrictions exist for this fund.

The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

The net assets of the Master Trust at December 31, 2009 and 2008 consisted of the following:

	2009	2008

Mutual funds	$989,678,780	$591,517,245
Rockwell Collins Stock Fund	374,711,466	252,802,111
Common collective trust funds	149,347,255	202,567,289
Total assets at fair value	1,513,737,501	1,046,886,645
Adjustment from fair value to contract value for fully benefit responsive investment contracts	2,148,680	6,152,312
Net assets	$1,515,886,181	$1,053,038,957

Plan's interest in Master Trust net assets	$1,458,631,516	$1,014,749,018

Plan's percentage interest in Master Trust net assets	96.2%	96.4%

The net investment income (loss) of the Master Trust for the years ended December 31, 2009 and 2008 consisted of the following:

	2009	2008

Net appreciation (depreciation) of investments:
Mutual funds	$206,040,003	$(342,714,757)
Rockwell Collins Stock Fund	113,107,137	(199,696,170)
Common collective trust funds	(1,769,921)	(28,894,070)
Net appreciation (depreciation)	317,377,219	(571,304,997)
Interest and dividends	25,510,074	44,701,218
Net investment income (loss)	$342,887,293	$(526,603,779)

The Master Trust’s investments at fair value that exceeded 5 percent of Master Trust net assets as of December 31, 2009 and 2008 were as follows:

Description of Investment	2009	2008

Rockwell Collins Stock Fund*	$374,711,466	$252,802,111
Fidelity Managed Income Portfolio Fund II*, at contract value	151,495,935	150,417,007
Vanguard Primecap Fund - Admiral Class	132,481,159	-
Vanguard Total Bond Market Index Fund - Institutional Shares	104,798,729	-
Vanguard Institutional Index Fund - Institutional Shares	95,274,426	-
Fidelity Mid-Cap Stock Fund - Class K*	89,944,762	-
Fidelity Dividend Growth Fund*	-	85,815,832
Fidelity U.S. Bond Index Fund*	-	74,603,229
Fidelity U.S. Equity Index Commingled Pool*	-	58,302,594
Fidelity Mid-Cap Stock Fund*	-	55,221,466

*Represents a party-in-interest to the Master Trust.

Information about the net assets and the significant components of the changes in net assets relating to the partially nonparticipant-directed investments held in the Master Trust as of December 31, 2009 and 2008, and for the years then ended, is as follows:

	2009	2008
Net Assets - Rockwell Collins Stock Fund - Beginning of year	$252,802,111	$438,294,053

Change in Net Assets:
Net appreciation (depreciation) in fair value of investments	113,107,137	(199,696,170)
Dividends	6,503,471	5,428,709
Contributions	61,361,027	63,897,385
Benefit payments	(13,776,366)	(14,539,612)
Net transfers to participant-directed investments	(45,285,914)	(40,582,254)

Net change	121,909,355	(185,491,942)

Net Assets - Rockwell Collins Stock Fund - End of year	$374,711,466	$252,802,111

4.	FAIR VALUE MEASUREMENTS

The FASB’s standard related to fair value measurements defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements.  The standard indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.  The standard established a valuation hierarchy for disclosure of the inputs to valuation techniques used to measure fair value.  This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1 -	quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 -
quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument

Level 3 -	unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The fair value of the Master Trust assets and the Plan’s participant loans as of December 31, 2009 and 2008 was as follows:

	Fair Value Measurements
	at December 31, 2009, using
		Significant other	Significant
	Quoted prices in	observable	unobservable
	active markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Large Cap	$295,088,644	$-	$-	$295,088,644
Mid Cap	142,491,476	-	-	142,491,476
Small Cap	76,515,415	-	-	76,515,415
Foreign	124,256,077	-	-	124,256,077
Bond/Managed Income	104,798,729	-	-	104,798,729
Blended/Balanced	246,528,439	-	-	246,528,439
Rockwell Collins Stock Fund	374,711,466	-	-	374,711,466
Common collective trust funds	-	149,347,255	-	149,347,255
Total Master Trust assets at fair value	$1,364,390,246	$149,347,255	$-	$1,513,737,501

Participant loans	$-	$26,782,070	$-	$26,782,070

	Fair Value Measurements
	at December 31, 2008, using
		Significant other	Significant
	Quoted prices in	observable	unobservable
	active markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Large Cap	$131,426,136	$-	$-	$131,426,136
Mid Cap	83,019,949	-	-	83,019,949
Small Cap	54,269,434	-	-	54,269,434
Foreign	77,369,214	-	-	77,369,214
Bond/Managed Income	74,603,229	-	-	74,603,229
Blended/Balanced	170,829,283	-	-	170,829,283
Rockwell Collins Stock Fund	252,802,111	-	-	252,802,111
Common collective trust funds	-	202,567,289	-	202,567,289
Total Master Trust assets at fair value	$844,319,356	$202,567,289	$-	$1,046,886,645

Participant loans	$-	$21,992,601	$-	$21,992,601

5.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated July 22, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, except for noncompliance with certain administrative requirements that were discovered by the Company. The Company is addressing these deficiencies, identifying the appropriate corrective actions and implementing changes to ensure that such deficiencies do not continue.  The Company will use the IRS correction guidelines to ensure compliance, including filing under the Voluntary Correction Program component of the Employee Plans Compliance Resolution System. The Company believes that by taking these corrective actions the Plan's trust will continue to be tax-exempt. As a result, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2009 and 2008, the Master Trust held $371,188,966 and $252,190,894, respectively, of Company common stock which is stated at fair value.  During the years ended December 31, 2009 and 2008, the Master Trust recorded dividend income from the Company of $6,503,471 and $5,428,709, respectively.

Certain Plan investments are managed by the Trustee and these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services are included as a reduction of the return earned on each investment fund.

*   *   *   *

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2009

Description of Investment
Identity of Issuer,	including Collateral, Rate
Borrower, Lessor	of Interest, Maturity Date,	Current
or Similar Party	Par or Maturity Value	Value

Various participants*	Participant loans; (interest rates of 4.25% - 10.5%) due 2010 to 2019	$26,782,070

*Represents a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

/s/ Samuel E. Wood III	Date:	6/25/2010
Samuel E. Wood III
Plan Administrator

/s/ Patrick E. Allen	Date:	6/25/2010
Patrick E. Allen
Senior Vice President & Chief Financial Officer